Mail Stop 4561

July 10, 2009

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VIII, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

>   **Re: Redwood Mortgage Investors VIII, a California Limited Partnership**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 0-27816**

Dear Mr. Burwell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1. We note that, on pages 2 and 9, you incorporate certain information from your prospectus filed with your registration statement on Form S-11 in 2005 and supplement filed in 2008 for Parts I, II, III, and IV of the Form 10-K. Please file all relevant pages from your prospectus as an exhibit to the Form 10-K. Refer to Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act. See also the Division's Compliance and Disclosure Interpretations on Exchange Act Forms, Question 104.11. Also revise page 2 of the Form 10-K to include all sections of the 10-K that incorporate by reference.

Business, page 4

2. Please tell us the typical maturity terms of your loans and the percentage that are interest only. Please provide similar disclosure in future filings.

3. On page 5, we note that some of your borrowers are struggling to make scheduled payments and that you expect to have a higher level of delinquencies than traditional lending and banking institutions. Please tell us why your operations are affected differently and subject higher delinquencies than the noted institutions. If applicable, provide similar disclosure in future filings.

4. From page 5, we note that your average loan balance of about $2.5 million is significantly higher than the median price of an existing single family home in California, as disclosed on page 22, and the amount which triggers jumbo loan status. As such, please tell us how this aspect of your loans makes it difficult for your borrowers to refinance or sell their homes in this market. If applicable, provide similar disclosure in future filings.

5. Please provide us with a discussion of the regulatory oversight your business operations are subject to. Provide similar disclosure in future filings.

Competition and General Economic Conditions, page 6

6. We note that 100% of your loan portfolio is secured by properties located in California. Please tell us the foreclosure rate for the areas where your loans are concentrated.   If applicable, provide similar disclosure in future filings.

Secured Loan Portfolio, page 7

7. Please identify the property that secures your largest loan and discuss the loan's terms. If applicable, provide similar disclosure in future filings.

8. We note that a substantial portion of your portfolio is second trust deed loans. Please tell us your remedy should a borrower of second or third trust deed loans default on their payment obligations. If applicable, provide similar disclosure in future filings.

Item 2 – Properties, page 9

9. We note that in 2005 you acquired a multi-unit property. Please tell us your percentage ownership of the noted property. Also, we note that your total investment is up to $13.5 million. Please tell us the revenue per square foot, or other applicable unit, and the occupancy rate for this property for the last two fiscal years.

Market for the Registrant's "Limited Partnership Units," page 11

10. We note the disclosure of your dividends on a percentage basis. Please tell us the actual amount of dividends declared per unit and break down such amount between cash and reinvestment.

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

11. We note your disclosure indicates that recent trends in the economy have been taken into consideration in your process of arriving at the allowance for loan losses. Explain to us and clarify in future filings with some specificity how the recent trends in the economy impacted your analysis of the present value of future cash flows from loans. In your response, please share any significant changes you have made to assumptions related to estimating collections on loans, the valuation of collateral and the effective interest rate used to discount cash flows to present value.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk

Asset Quality, page 24

12. We note that you have filed a notice of default during early 2009 related to a property for which the Registrant holds both a first and second mortgage. Your disclosure indicates that your basis in the property would be approximately $58

Mr. Burwell
Redwood Mortgage Investors VIII, a California Limited Partnership
July 10, 2009
Page 4

million if the property was acquired in a trustee sale. Please tell us what your total investment is in the first and second mortgages on this property.

Related Parties, page 15

13. We note that a portion of the fees chargeable to the general partners or their affiliates were waived. Please tell us if such waiver was needed in order for you to have sufficient funds to declare your dividends or satisfy withdrawal requests. Also, tell us the criteria used to determine the amounts waived.

Liquidity and Capital Resources, page 20

14. We note your disclosure of withdrawals by limited partners. Please tell us if you have been able to satisfy all withdrawal requests in the last fiscal year. We also note that you have suspended all liquidation payments until further notice. Please quantify the amount of request made but not accepted to date and tell us the order that you will use to determine how you will satisfy unaccepted requests.

Note 2 – Summary of Significant Accounting Policies

Loans, Secured by Deeds of Trust, page 38

15. We note that you have identified only 12 loans as being impaired as of December 31, 2008. In light of the fact that you have identified 21 loans that are past due 90 or more days as of December 31, 2008 and that you restructured fifteen loans during 2008, please share with us the considerations you made in reaching the conclusion that only twelve loans were impaired as of December 31, 2008. In your response, please address why you have not considered all of the 2008 restructured loans to be impaired under the guidance of paragraphs 8 and 9 of SFAS 114.

Item 15 – Exhibits and Financial Statement Schedules

16. We note that most of the exhibits listed on page 64 are incorporated by reference from your Form S-11 registration statement. Please advise us whether any of these exhibits have been modified since they were filed with the registration statement. See Rule 12b-32(b) of the Exchange Act.

Form 10-Q for the period ended March 30, 2009

Allowance for Losses, page 25

17. On page 25 of your Form 10-Q for the period ended March 30, 2009, we note there were 30 loans that have matured or are past due totally of $93.5 million. Please tell us whether they are secured by first, second, or third deeds of trust. Also, tell us your intention with these loans.

18. We note that 11 of the delinquent loans are past maturity. Please tell us the amount of matured loans that are currently continuing to make payments and the interest rates applicable to those loans.

19. We note that the partnership entered into four workout agreements for the period ended March 30, 2009. You have disclosed the typical workout arrangement. Please tell us the modifications made in those workouts and how that impacts your cash flow.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jessica Barberich, Assistant Chief Accountant at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.   Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or me at (202) 551-3233 with regard to legal comments.

Sincerely,

Tom Kluck
Branch Chief